EXHIBIT 99.1

NASDAQ/MEDIA RELEASE	3 October 2005

pSivida to acquire Control Delivery Systems

•	Creates one of the world’s first bio-nanotech companies with product revenues

•	Commercialized products include Vitrasert® for CMV retinitis and the recently launched Retisert™ for uveitis

•	Diversified product pipeline includes Medidur™ for diabetic macular edema in Phase III trials

•	Existing licensing / development agreements with Bausch & Lomb and Alimera Sciences

•	Extensive patent portfolio

•	Operating base in Boston, MA biotech hub for further expansion into U.S. market

•	Expected to close in Q4 2005

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has entered into a definitive merger agreement to acquire Control Delivery Systems, Inc. (“CDS”), a private U.S. drug delivery company located in the Boston, Massachusetts area. The acquisition is expected to close in the fourth quarter of 2005 and is subject to Australian regulatory and pSivida shareholder approvals, as well as other customary closing conditions.

Key Terms

▪	Funded through the issue of approximately 16 million pSivida American Depositary Shares (“ADSs”) to CDS stockholders, representing approximately 40% ownership of the combined company.

▪
Based on a price of US$6.50 (AU$8.66) per pSivida ADS, the transaction would represent a purchase price of approximately US$104 million (AU$139 million) and an implied market capitalization of approximately US$250 million (AU$333 million) for the combined company.

▪	CDS shareholders will be subject to lock-up periods ranging from 6 to 9 months, while pSivida Executive Directors have agreed to a voluntary 6 month lock-up period.

Key Benefits

▪	Revenue generated from existing product sales with near-term increased revenues from newly marketed products.

▪	Robust product development pipeline with several product candidates in late stage clinical development.

▪	Leverages the synergistic technology platforms of both companies.

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Short to medium-term: the combined company plans to capitalize on its BioSiliconTM (pSivida) and AEONTM (CDS) drug delivery technologies to develop a series of products focusing on ophthalmology and oncology.

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Longer-term: the combined company expects to develop novel drug delivery products in a range of therapeutic areas. Furthermore, the combined company will continue to utilize its platform technologies, both on its own and through partnerships, to develop innovative healthcare products in the non-core areas of diagnostics, orthopedics, tissue repair, and food technology.

The acquisition, an integral part of pSivida’s on-going U.S. growth strategy, will bring additional development and regulatory expertise to pSivida’s management team. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the U.S. scientific and investment communities.

Combined company’s marketed products and lead product candidates:

Marketed	RetisertTM for Uveitis (CDS)
An intravitreal drug implant marketed by Bausch & Lomb, approved by the FDA for the treatment of chronic non-infectious uveitis affecting the posterior segment of the eye, a sight threatening inflammatory disease that is the third largest cause of blindness in the U.S.
Two long-term, multi-center clinical trials of Retisert™ for DME are also ongoing.

Marketed	Vitrasert® for CMV Retinitis (CDS)	An intravitreal drug implant marketed by Bausch & Lomb, approved by the FDA for the treatment of AIDS-related Cytomegalovirus (CMV) Retinitis, a blinding condition in immune compromised patients.
Phase III	MedidurTM for DME (CDS)	An injectable, non-erodible intravitreal device for DME, designed to be administered in an office procedure. DME is a major cause of vision loss in working age patients.
Phase IIb (2nd half 2005)	BrachySilTM for non-operable liver cancer (pSivida)	A non-degradable, radioactive 32-phosphorus form of BioSiliconTM for the treatment of non-operable liver cancer tumors.
Phase IIa (2nd half 2005)	BrachySilTM for non-operable pancreatic cancer (pSivida)	A non-degradable, radioactive 32-phosphorus form of BioSiliconTM for the treatment of non-operable pancreatic cancer tumors.

Gavin Rezos, Managing Director of pSivida, said, “This acquisition is an excellent opportunity for pSivida to capitalize on the combination of complementary technologies and skills. The diversified product portfolio and development capabilities of the combined company present value creating opportunities, reducing our overall risk profile whilst generating significant current and near term revenues.”

Paul Ashton, President and CEO of CDS, said, “By bringing together our existing platforms and expertise, the combination of CDS and pSivida will potentially create a leading global bio-nanotech company developing next generation products and technologies in the areas of ophthalmology, oncology, and drug delivery generally. From our perspective, this acquisition has significant benefits to our shareholders in terms of future value enhancing prospects. We are particularly excited about the potential to integrate BioSiliconTM with our drug delivery technology platform to create next generation treatments for a broad range of diseases and conditions.”

CDS at a glance

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CDS is a private company based near Boston, MA. It was founded in 1992 and is engaged in the design, research and development of innovative, sustained-release drug delivery products based on its proprietary delivery technologies:

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AEON™ system: a linear drug delivery implantable system, with controlled delivery over months to years, non-erodible / erodible, and currently employed in two marketed products; RetisertTM and Vitrasert®

•	CODRUG™ system: a non-linear drug delivery system, with controlled delivery over hours to weeks, polymer-free, bio-erodible, and in early clinical studies

•	CDS‘ portfolio of products and product candidates includes two approved and marketed products, one Phase III product, and other early- stage product candidates

•	CDS has strategic collaborations with Bausch & Lomb and Alimera Sciences

•	CDS has 41 patent families, 38 issued patents, including 12 issued U.S. patents, and 210 patent applications pending worldwide

•	CDS has an experienced management team, state-of-the-art lab facilities, a lean infrastructure, and low overhead expenses

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CDS develops sustained-release drug delivery products for severe and chronic eye diseases. Bausch & Lomb recently launched CDS’ Retisert™ ocular implant for uveitis. With partner Chiron Corporation, CDS previously developed and commercialized Vitrasert® for CMV retinitis, now marketed by Bausch & Lomb. CDS’ pipeline also includes Medidur™, an injectable long-term sustained release product in Phase III trials for treatment of DME.

CDS larger shareholders include:

Bausch & Lomb Incorporated	18.52%
Dr Paul Ashton	16.32%
St James & Associates LLC	12.89%
Essex Woodlands Funds	7.13%
T. Rowe Price Funds	4.28%
Morgan Stanley Funds	3.47%
Brookside Capital Partners LP	2.85%
Essex Private Placement Funds	2.14%
SMALLCAP World Fund, Inc	2.14%
Anvil Investment Associates LP	1.78%

RetisertTM (CDS)
RetisertTM is the world's first intravitreal drug implant for the treatment of chronic non-infectious uveitis affecting the posterior segment of the eye, a sight-threatening inflammatory disease that primarily afflicts people between the ages 20 and 50. This condition affects an estimated 175,000 people in the U.S. and an estimated 800,000 people worldwide. The implant is designed to deliver sustained levels of drug for approximately 2½ years directly to the back of the eye. The product is marketed by Bausch & Lomb and was launched in mid-2005.

Uveitis is an autoimmune condition, which manifests itself as an inflammation inside the eye, that can lead to sudden or gradual vision loss.

MedidurTM (CDS) MedidurTM is an injectable non-erodible intravitreal device for the treatment of DME. It is administered in an office procedure as opposed to a surgical procedure. The implant releases a constant amount of drug to the back of the eye and is designed to have a duration of between 18 months and three years. The product is being developed in collaboration with Alimera Sciences and is currently in Phase III trials.

DME is the leading cause of vision loss for Americans under the age of 65. Retinal blood vessels in diabetic’s eyes deteriorate and leak, causing the retina to swell. A minority of cases receive long-term benefit from laser treatment. There are approximately 500,000 treatable cases in the U.S. alone.

BioSiliconTM (pSivida)
As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy (BrachySilTM) and localized chemotherapy), tissue engineering, wound healing orthopedics, food, and diagnostics.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

AION Diagnostics
In Australia, pSivida has incorporated AION Diagnostics to commercialize a BioSilicon™ based product portfolio for in the biosensor and healthcare diagnostic sectors. pSivida has seed funded AION and has licensed diagnostic and sensor applications of the BioSilicon™ platform technology to AION. Development of potential diagnostic applications will capitalize on the use of the biodegradable, optical, semi-conductor and micro machining properties of BioSilicon™ to develop novel sensors, diagnostic and continual monitoring devices.

Food Industry
pSivida is also engaged in the development and commercialization of nutraceuticals and food technology products utilizing BioSilicon™ technology. This is a non-core area and is expected to be spun out to a new subsidiary company in the next year.

Advisors to the Transaction
BIO-IB LLC, a New York based healthcare investment banking boutique, acted as financial advisor and Curtis, Mallet-Prevost, Colt & Mosle LLP acted as legal advisor to pSivida. UBS Investment Bank acted as financial advisor and Ropes & Gray LLP acted as legal advisor to CDS.

Vitrasert® and Retisert™ are trademarks of Bausch & Lomb incorporated

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to negotiate and consummate the proposed acquisition, our inability to successfully integrate CDS’s operations and employees; the failure of CDS’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.